Exhibit 99.2

Melco Announces Extension of Maturity Date of Revolving Credit Facilities

MACAU, April 08, 2024 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today announces that the maturity date of its HK$14.85 billion (equivalent to US$1.92 billion) revolving credit facility (the “2020 Credit Facilities”) has been extended from April 29, 2025 to April 29, 2027.

The 2020 Credit Facilities were originally established pursuant to a senior facilities agreement dated April 29, 2020, entered into between among others, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, as borrower, and Bank of China Limited, Macau Branch as agent, and was amended and restated pursuant to an amendment and restatement agreement dated June 29, 2023, to include the term Secured Overnight Financing Rate as a benchmark rate for loans denominated in U.S. dollars (collectively, the “2020 Facility Agreement”).

The extension was made pursuant to a second amended and restated facility agreement dated April 8, 2024 (the “2024 Amendment and Restatement Agreement”). Key terms such as facility size, pricing and financial covenants remain unchanged.

In connection with the 2024 Amendment and Restatement Agreement, MCO Nominee One agreed to pay a customary fee to the consenting lenders.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com